December 19, 2011

VIA FACSIMILE AND U.S. MAIL

Ms. Dixie Carroll, Esq.
Assistant General Counsel
Ameriprise Financial, Inc.
50706 Ameriprise Financial Center
Minneapolis, MN 55474

      Re: Riversource Variable Account 10
             RiverSource Retirement Group Variable Annuity Contract I
             Initial Registration Statement on Form N-4
             File Nos. 333-177380 and 811-07355

             Riversource Variable Account 10
             RiverSource Retirement Group Variable Annuity Contract II
             Initial Registration Statement on Form N-4
             File Nos. 333-177381 and 811-07355

Dear Ms. Carroll:

The staff has reviewed the registration statement referred to above, which the Commission received on October 19, 2011. The registration statement received a selective review based on the representation that the prospectus and Statement of Additional Information (SAI) included in this filing are substantially similar to the prospectus and SAI in another currently effective registration statement, File No. 333-7931. Based on our limited review, we have the following comments (page numbers refer to the marked courtesy copy).

1.   The Contract and Certificate in Brief (p. 5)

With respect to transfers, the disclosure states that "[s]ubject to certain restrictions," you currently may redistribute your certificate account value among the subaccounts without charge at any time until the annuitization start date . . . ." Please advise the staff as to any such transfer restrictions among the subaccounts as we were unable to find any in the section describing transferring among accounts.

2.   Annual Portfolio Expenses (p.8)

      a.   Please clarify in the narrative preceding the table that more detail concerning each fund's fees and expenses is contained in *each fund's* prospectus.

      b.   Please advise the staff whether any of the available portfolio companies invest in shares of one or more Acquired Funds. If so, please confirm that Total Annual Portfolio Operating Expenses for the portfolio company include fees and expenses incurred indirectly by the portfolio company as a result of investment in shares of one or more Acquired Funds, calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

3.   Variable Account Administrative Charge (p. 22)

      In the last sentence of this section, the disclosure states that "[c]urrently, we do not impose this charge, but we reserve the right to apply this charge for new participants." Please either include the maximum charge that may be imposed on new participants or, alternatively, remove the disclosure.

4.   Mortality and Expense Risk Fee (p. 22)

      The prospectus reserves the right to change the M&E risk fee for new participants. Please confirm that the fee of 0.95% is the maximum. Otherwise, please indicate the maximum.

5.   Benefits in Case of Death (p. 33)

      To avoid confusion, please consider deleting references to subtracting "any rider charges" from the formula for determining the death benefit as the contract does not offer any riders. This comment also applies to the section entitled "The Annuity Payout Period."

6.   Financial Statements, Exhibits, and Other Information

      Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and state the basis for your opinion. Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed by the Assistant Director of the Division of Investment Management, Office of Insurance Products, after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments**.**

After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760.

Sincerely,

Mark A. Cowan
Senior Counsel
Office of Insurance Products